CLIFFORD S. WEBER, ESQ.
DIRECT PHONE:  (914) 694-4102
E-MAIL:  cweber@hhk.com

August 27, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC  20549
Attn:  William Friar, Senior Financial Analyst

Re:	The Wilber Corporation
Form 10-K for December 2008
File Number 1-31896

Dear Mr. Friar:

We are submitting this letter on behalf of our client, The Wilber Corporation (the “Company”), in response to your letter, on behalf of the SEC, dated July 30, 2009 regarding the Company’s Form 10-K for the year ended December 31, 2008 and its Schedule 14A filed in March 2009. The captions below are as referenced in the July 30th letter, and each response below follows each of the specific SEC comments in such letter, as restated herein.

We have been advised that the SEC granted the Company an extension of time (i.e., until August 31, 2009) to respond to the July 30th letter.

Form 10-K

Signatures

Comment  #1:                   Please note that the person serving in the capacity of controller or principal accounting officer must be identified.  See Instruction G to Form 10-K.

Response #1.                    Please be advised that at December 31, 2008, the Company did not have a named Controller or Principal Accounting Officer.  Joseph E. Sutaris, the Company’s Chief Financial Officer, assumed the principal accounting officer responsibilities upon his appointment to the Chief Financial Officer

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

position in 2003.  The appointed officers of the Company are limited to the President and Chief Executive Officer, Douglas C. Gulotty, the Executive Vice President, Chief Financial Officer, Treasurer and Secretary, Joseph E. Sutaris and the Assistant Secretary, Monica M. Chiao.  At December 31, 2008, Richard M. Jablonka served as the Vice President and Controller of the Company’s principal subsidiary, Wilber National Bank (the “Bank”).  In this capacity, Mr. Jablonka and his staff compile the Company’s financial statements and footnotes under the ultimate supervision of Mr. Sutaris.  In the event, a Controller or Principal Accounting Officer of the Company is appointed in the future,  we will identify the person serving in that capacity and require that he or she certify each filing in accordance with Instruction D (rather than G) to Form 10-K.  Until such time, the Chief Financial Officer’s signature will include reference to his role as the Company’s principal accounting officer.

Schedule 14A

Principal Owners of Our Common Stock, page 2

Comment #2.                   In future filings please identify the natural persons who vote the shares owned by The AE & AT Foundation and those held by the Bank in trust for “certain shareholders.”

Response #2.                    To the best of the Company’s knowledge, the AE & AT Farone Foundation is a foundation that was established in 1965 by former and now deceased owners of the Company’s stock, Albert E. and Angela T. Farone.  The foundation was established to provide academic scholarships for students attending Catholic University in Washington, D.C., as well as other general purposes of that University.  The Foundation is managed by a Board of Trustees under the control of the University.  The Company will identify this foundation by name in future filings, specifically noting the foundation’s beneficiaries, namely Catholic University.  To the extent known, the Company will also disclose the real persons voting such shares held by the foundation if those real persons beneficially own a material amount of the Company’s shares in another capacity.

The Bank currently possesses trust powers and operates a substantial trust department with in excess of $300 million in discretionary and non-discretionary assets.  Through its Trust Department, the Bank serves as Trustee with both sole and shared dispositive and/or investment power over approximately fifty (50) trust accounts.  As of March 11, 2009, the record date of the Company’s last annual proxy statement, no single trust or related trusts in which the Bank serves as Trustee (and not otherwise provided in the beneficial ownership table) owned more than 2.0% of the Company’s voting stock.  For this reason, as well as the complexity related to disclosing the varying levels of sole and shared dispositive and investment authority and beneficiaries amongst and between the fifty (50)

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

individual trusts, we disclosed the aggregate position held by the Bank’s Trust Department, totaling 7.7% of shares outstanding, rather than an individual list of each trust account.  In future filings, the Company will continue to report the shares beneficially held by the Bank’s Trust Department in the aggregate, but will expand its footnote related to those shares to clearly explain that the position is comprised of approximately fifty (50) separate accounts.

Compensation Committee Report, page 10

Comment #3.                   We note that the committee “works closely” with Mr. Gulotty and the Vice President of Human Resources and Development to implement your compensation program.  In future filings, please describe in some detail their work in determining the compensation of the named executive officers.

Response #3.                   On an annual basis the Company’s Compensation and Benefits Committee meets to determine the salary, bonus and benefits package for the Company’s Chief Executive Officer and Chief Financial Officer pursuant to the Company’s Compensation and Benefits Committee Charter.  This typically occurs in February of each year after the Company’s prior year financial results are compiled.  The Bank’s Senior Vice President of Human Resources, Robert D. Harder, obtains compensation data for the Chief Executive Officer and other highly compensated executives for financial institutions similar to the Company.  This data is provided to the Compensation and Benefits Committee and Mr. Gulotty to develop or modify the current compensation and benefits package that aligns the interests of the shareholder and management with due consideration to competitive market conditions.  All voting power related to the Chief Executive Officer’s and the Chief Financial Officer’s salary and benefit package is vested in the Board of Directors. Mr. Gulotty’s role in this process is limited to providing general guidance to the Senior Vice President of Human Resources providing the Committee with observations regarding the compensation trends in the market place and providing the framework for how the compensation plan for all employees fits into the Company’s strategic plan.  In addition, Mr. Gulotty provides compensation recommendations for other senior officers of the Bank.  In future filings, more detail will be given regarding the work/steps taken by the Compensation and Benefits Committee, Mr. Gulotty, the Senior Vice President of Human Resources and Development and other relevant persons, if any, in determining the compensation of various Company employees, including the executive officers.

Comment #4.                    We note your reference to the work of Pearl Meyer & Partners, consultants to the committee.  In future filings, please describe this work.

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

Response #4.                   Pearl Meyer & Partners is a well-recognized resource for providing compensation information to the community banking industry.  Annually, Pearl Meyer & Partners, in conjunction with the New York Bankers Association, conducts a survey to assist participating banks in determining competitive wage levels for various officer and non-officer positions.  The survey referenced in our last annual proxy statement is the 17th consecutive year in which Pearl Meyer & Partners performed its compensation survey.  The survey includes seventy (70) officer positions, including top executives, and seventy-three (73) non-officer positions representing 9,000 incumbents.  Information is sorted by asset size and provides mean and median base salary levels by position, as well as short and long-term incentives for each executive position.  Pearl Meyer & Partners role in determining the Chief Executive and Chief Financial Officer compensation during 2008 was limited to providing the foregoing general survey information.  Pearl Meyer & Partners was not engaged by management or the Compensation and Benefits Committee to provide any specific information or recommendations to the Company.  The Company will describe, in future filings, the functions of Pearl Meyer & Partners (or any other consultant, if applicable) to the compensation committee.

Comment #5.                   It appears that you may be using peer group information.  In future filings, please describe how the committee used comparative compensation information in determining compensation or compensation ranges.  Refer to Item 402(b)(2)(xiv) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.05.

Response #5.                   The use of peer group information or a description of how the compensation committee used comparative compensation information implies that the Company was required to provide a compensation disclosure and analysis (“CD&A”) in its Schedule 14A.  Please be advised that the Company is both an accelerated filer and a smaller reporting company. This dual status has been confirmed to this law firm by Kevin M. O’Neill, SEC Special Counsel, pursuant to a telephone conversation between Mr. O’Neill and Mr. Weber in early October 2008. Mr. O’Neill drafted certain amendments to the Exchange Act relating to disclosure and periodic reporting rules for smaller public companies (the “Amendments”) and he acknowledged that the Company’s proxy statement disclosures and Form 10-K disclosures were subject to the smaller reporting company disclosure rules. Accordingly, the Company has been eligible for smaller reporting company treatment since the first quarter of fiscal 2008 because, at June 30, 2007 (the first evaluation date after enactment of the Amendments) and at June 30, 2008 (the second evaluation date after enactment of the Amendments), its public float was less than $75 million. It began checking the smaller reporting company box beginning with the third quarter Form 10-Q and its 2008 10-K reports.

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

Generally, a company that qualifies as a smaller reporting company would also be a non-accelerated filer, but this is not the case regarding the Company. While the Company now qualifies as a smaller reporting company, it was also an accelerated filer at June 30, 2008 and June 30, 2009.  Pursuant to Rule 12b-21, it cannot exit accelerated filer status unless and until its public float is less than $50 million at its most recently completed second fiscal quarter. At the completion of its most recently completed second fiscal quarter on June 30, 2009 (as well as at June 30, 2008), the Company’s public float exceeded $50 million. Hence, the Company has checked the “smaller reporting company” and the “accelerated filer” boxes on its periodic reports since September 30, 2008.

As a smaller reporting company, the Company is eligible to make “a la carte” scaled down disclosure in its periodic filing (i.e., it may comply with either the requirements applicable to smaller reporting companies under the Amendments or the requirements applicable to larger companies for each item).  For example, smaller reporting companies are not required to provide Compensation Disclosure and Analysis (“CD&A”), and therefore the Company did not include the information you have requested in Comment #5. We respectfully contend that for so long as the Company qualifies as a smaller reporting company, it will not be required to provide peer group information, comparative compensation information or targets used by the compensation committee to award compensation – these are all part of any required CD&A.

Comment #6.                    Please revise your disclosure in future filings to disclose the members of any peer group used to determine compensation levels.  See Item 402(b)(2)(xiv).

Response #6.                   As more fully described in our Comment #5 above, the Company qualifies as a smaller reporting company and as such, is not required to provide CD&A in its Schedule 14A. The peer group information you request in Comment #6 is part of CD&A information.

Compensation Decisions in 2008, page 10

Comment #7.                   You only provide compensation information for four persons.  Item 402(a)(3)(iii) of Regulation S-K requires that disclosure be provided for your three most highly compensated executive officers, other than the principal executive officer and the principal financial officer, who were serving as executive officers at the end of the last completed fiscal year.  An executive officer is any

______________________________
1 12 C.F.R. § 240.12b-2(3)(ii).

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

executive with policy making authority, whether or not an executive officer under your charter and bylaws.  In future filings please ensure that you provide appropriate disclosure for all individuals for whom disclosure is required under Item 402 of Regulation S-K.  Refer to Item 402(a)(3) of Regulation S-K, Instruction 1 to Item 402(a)(3) of Regulation S-K, and Exchange Rule 3b-7.

Response #7.                   As more fully described in our response to Comment #5 above, the Company is both an accelerated filer and a smaller reporting company. In addition to the scaled down disclosure item discussed in Comment #5 (i.e., no CD&A requirement), the Amendments also permit smaller reporting companies to include, in their tabular executive compensation disclosure, only three named executive officers, rather than five, of which one must be the principal executive officer, but need not include the principal financial officer, unless he/she is, in fact, one of the three highest paid officers. The Company opted to, but was not required to, include one additional person, Brian M. Bissacio due to the fact that both he and Jeffrey C. Lord both served as Regional Presidents of the Bank with similar responsibilities in fiscal 2008.  Our position is that, for so long as the Company qualifies as a smaller reporting company, it shall not be required to include more than three named executive officers on the compensation table, one of which must be the principal executive officer.

Comment #8.                   In future filings please revise to disclose the methodology used by the committee to determine specific base salaries, as well as the bonus and incentive amounts found in the table on page 16.  Please explain in specific terms how this resulted in the disclosed compensation.  Note that this applies for any level of compensation.  Also, reconcile the disclosure within your document.   We note for example that you say Mr. Gulotty was paid $255,000 “in accordance with his Employment Agreement.”  However, on page 13 you say that his agreement base pay for 2008 was $215,000.  Please refer to Item 402(b)(1)(v) of Regulation S-K.

Response #8.                   In future filings the Company will revise its disclosure relating to the criteria used by the compensation committee to determine specific base salaries for named executive officers, as well as the bonus and incentive amounts.  To reconcile the statements made in the Schedule 14A regarding Mr. Gulotty’s salary, please be advised that Section 3(a)(i) of the Employment Agreement dated January 2, 2006 which extends to 2010, provides for a base salary to Mr. Gulotty of no less than $215,000.00 which was paid to Mr. Gulotty in fiscal 2006. The Employment Agreement also provides that his salary for subsequent fiscal years during the term of the agreement shall be “as set by the Board,” but in no event less than $215,000.00. For fiscal 2008, Mr. Gulotty’s salary was set at $255,000.00.  In future filings, the Company will clarify the language accordingly.

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

Comment #9.                   It appears that you may be using targets to award compensation.  In future filings please provide the actual targets and the company’s performance, even where no compensation was awarded. If you believe that disclosure of the historical targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of regulation S-K, please provide a detailed supplemental analysis supporting your conclusion.  In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure.  Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response #9.                   As more fully described in our Comment #5 above, the Company qualifies as a smaller reporting company and as such, is not required to provide CD&A in its Schedule 14A. A discussion of any targets used in awarding compensation is part of CD&A information.  We respectfully contend that for so long as the Company qualifies as a smaller reporting company, it should not be required to provide a discussion of any targets used by the compensation committee to award compensation.

Compensation Committee Interlocks and Insider Participation, page 11

Comment #10.                Please reconcile the statement that loans to the committee members “did not involve more than normal risk” with the two loans to Mr. Smith, discussed beginning at the bottom of page 18.  Also, please advise us supplementally, with consideration to disclosure in future filings, as to the specific problems with these loans.

Response #10.                 In the normal course of its business, the Bank makes loans to its executive officers, directors and their related businesses.  These loans are approved by the Bank’s full Board of Director’s in compliance with Regulation O under current national banking regulation.   These loans are also reported to the Bank’s regulators via periodic Call Report filings and are subject to examination by the Bank’s primary regulator, the Office of the Comptroller of the Currency.  At the time the two loans were made to Mr. Smith, a director of the Company, they were not classified as substandard and did not involve more than normal risk at the time of origination, as the Company states on page 11 of the annual proxy statement. In future filings, in order to reconcile such statement the Company will clearly cross-reference the disclosure made in the “Compensation Committee Interlocks and Insider Participation” subsection of the proxy statement and the  disclosure made under the “Transactions with Directors and Executive Officers” section where the issue with the loans to Director Smith are described, for as long as the Company is required to disclose such loan information.

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

During the fourth quarter of 2008, two loans made to entities in which Mr. Smith serves as the principal owner (collectively “the borrower”) were downgraded to substandard, and therefore, classified by the Bank as a “potential problem loan.” These credit relationships have existed for over 25 years and predate Mr. Smith’s directorship with the Bank, which did not commence until 1996 and his Company directorship which began in April 2005.  The adverse classification of these loans was based on the declining cash flow of the borrower and its inability to meet the working capital requirement delineated in a covenant in the loan agreement with the Bank.   Although the loans provided to the borrower were current at the time of the last annual proxy statement in accordance with their contractual terms and remain current as of the date hereof, the debt service coverage ratio of the borrower did not meet the Bank’s minimum standards due to the declining cash flow.

In future filings, the Company will explain the specific problems with the loan in the manner consistent with the disclosure in the paragraph above until the loans are paid off, the financial condition of the borrower improves and the loans are no longer classified as substandard or the Company is otherwise not required to do so pursuant to SEC regulations.

           Lastly, in responding to your foregoing comments, the Company acknowledges the following statements, pursuant to the SEC’s request in its July 30th letter:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

•      the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter satisfactorily responds to the comments in the July 30th letter. Please feel free to contact me or Jacqueline Warner, Esq. of this office at (914) 694-4102 should you require additional information.

Mr. William Friar
Securities and Exchange Commission
August 27, 2009

Very truly yours, HINMAN, HOWARD & KATTELL, LLP

By /s/ Clifford S. Weber

Clifford S. Weber

JJW/nes